Filings under Rule 425 under the Securities Act of 1933 and
deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Filing by: Heliogen, Inc.

Subject Company: Heliogen, Inc.

SEC File No.: 001-40209

Leading Independent Proxy Advisory Firms Recommend That Heliogen, Inc. Stockholders Vote “FOR” the Proposed Merger with Zeo Energy Corp.

Stockholders Are Reminded That the Heliogen, Inc. Special Meeting of Stockholders Will Be Held Virtually on Friday, August 8, 2025, at 6:00 a.m. Pacific Time (9:00 a.m. Eastern Time).

●	All Heliogen, Inc. stockholders are encouraged to vote for the proposed merger with Zeo Energy Corp., no matter how many or how few shares they own

●	Vote TODAY by telephone or online

●	Mackenzie Partners, Heliogen Inc.’s proxy solicitor, is available to answer any questions from Heliogen, Inc. stockholders and help stockholders vote their shares

PASADENA, Calif., July 30, 2025 (GLOBE NEWSWIRE)--Heliogen, Inc. (“Heliogen”) (OTCQX: HLGN), today announced that the leading independent proxy advisory firms, Institutional Shareholder Services Inc. and Glass, Lewis & Co., LLC, have each recommended that Heliogen stockholders vote “FOR” the proposed merger (the “Merger”) of Heliogen with Zeo Energy Corp. (“Zeo”) (Nasdaq: ZEO).

Following the closing of the transaction, Zeo plans to leverage Heliogen’s solutions, brand, intellectual property, capital, and technical talent to establish a division focused on long-duration energy generation and storage for commercial and industrial-scale facilities, including artificial intelligence (AI) and cloud computing data centers. The transaction is expected to create a robust clean energy platform spanning residential, commercial, and utility-scale markets, supported by internal financing capabilities and domain expertise.

Heliogen’s special meeting of stockholders (the “Special Meeting”) to vote on the Merger is scheduled for August 8, 2025, at 6:00 a.m. Pacific Time (9:00 a.m. Eastern Time). The Special Meeting will be held exclusively online via a live audio webcast at www.virtualshareholdermeeting.com/HLGN2025SM. There will be no physical location for the Special Meeting.

The Board of Directors of Heliogen recommends that stockholders vote “FOR” the Merger in advance of the Special Meeting.

Approval of the Merger requires the affirmative vote of holders of a majority of all of the outstanding shares of Heliogen’s common stock as of the record date, June 30, 2025. Stockholders are encouraged to vote their shares, no matter how many or how few shares they own.

Whether or not a stockholder intends to attend the Special Meeting, Heliogen’s Board of Directors asks that each stockholder votes TODAY by telephone or online at www.proxyvote.com, by entering their unique 16-digit control number located in the proxy materials previously mailed.

Any stockholder with questions about the Special Meeting or that needs assistance voting their shares should contact Heliogen’s proxy solicitor at:

Mackenzie Partners, Inc

Penn Plaza, Suite 503

New York, NY 10001
Email: proxy@mackenziepartners.com
Call Collect: (212) 929-5500
Toll-Free: (800) 322-2885

About Heliogen, Inc.

Heliogen (OTCQX: HLGN) is a renewable energy technology company that provides solutions for delivering cost-effective, low-carbon energy production around the clock. By combining commercially proven solar technologies with thermal systems expertise, Heliogen supports customers in achieving a practical transition to cleaner energy. For more information about Heliogen, please visit www.heliogen.com.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Exchange Act of 1934, as amended, that are based on beliefs and assumptions and on information currently available to Heliogen. Such statements may include, but are not limited to, statements that refer to future events or circumstances, including any underlying assumptions, such as statements regarding the structure, timing, and completion of the proposed transaction between Zeo and Heliogen and the vision, goals, and trajectory of Zeo following the proposed transaction. The words "anticipate," "intend," "plan," "goal," "seek," "believe," "project," "estimate," "expect," "strategy," "future," "likely," "may," "should," "will," and similar references to future periods may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are based on information available as of the date of this press release, and current expectations, forecasts, and assumptions, and involve a number of judgments, risks, and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing Heliogen’s views as of any subsequent date, and Heliogen does not undertake any obligation to update such forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events, or otherwise, except as may be required under applicable securities laws. You should not place undue reliance on these forward-looking statements. As a result of a number of known and unknown risks and uncertainties, Zeo's or Heliogen’s actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include: the occurrence of any event, change, or other circumstances that could give rise to the right of one or both of Zeo or Heliogen to terminate the Merger Agreement; the possibility that the proposed transaction does not close when expected or at all because the conditions to closing are not satisfied on a timely basis or at all, including the failure to timely obtain stockholder approval for the proposed transaction from Heliogen’s stockholders, if at all; the possibility that the anticipated benefits of the proposed transaction are not realized when expected or at all; the possibility that the vision, goals, and trajectory of Zeo following the proposed transaction are not timely achieved or realized, if at all; the possibility that the integration of the two companies may be more difficult, time-consuming, or costly than expected; the possibility that the proposed transaction may be more expensive or take longer to complete than anticipated, including as a result of unexpected factors or events; the outcome of any legal proceedings that may be instituted against Zeo, Heliogen or others related to the proposed transaction; Zeo's or Heliogen’s success in retaining or recruiting, or changes required in, its officers, key employees, or directors; Zeo's ability to maintain the listing of its common stock and warrants on Nasdaq; limited liquidity and trading of Zeo's or Heliogen’s securities; geopolitical risk and changes in applicable laws or regulations; the possibility that Zeo or Heliogen may be adversely affected by other economic, business, and/or competitive factors; operational risk; litigation and regulatory enforcement risks, including the diversion of management time and attention and the additional costs and demands on Zeo's or Heliogen’s resources; and other risks and uncertainties, including those included under the heading "Risk Factors" in Zeo's and Heliogen’s Annual Reports on Form 10-K filed with the U.S. Securities and Exchange Commission (the “SEC”) for the year ended December 31, 2024, Quarterly Reports on Form 10-Q filed with the SEC for the quarter ended March 31, 2025, and in subsequent periodic reports and other filings with the SEC. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by Heliogen, or its directors, officers or employees or any other person that Zeo or Heliogen will achieve their objectives and plans in any specified time frame, or at all.

Additional Information and Where to Find It

In connection with the proposed transaction, Zeo and Heliogen have filed and will file relevant materials with the SEC, including a registration statement on Form S-4 (the “Registration Statement”), initially filed by Zeo with the SEC on July 2, 2025, and declared effective by the SEC on July 11, 2025, which contains a proxy statement and prospectus (the “proxy statement/prospectus”), and Heliogen filed a definitive proxy statement with the SEC on July 11, 2025, in connection with a special meeting of Heliogen stockholders to be held on August 8, 2025, in connection with the proposed transaction. The definitive proxy statement and a proxy card have been delivered to each Heliogen stockholder entitled to vote at the special meeting. This press release is not a substitute for any registration statement or proxy statement/prospectus, which contains important information about the proposed transaction and related matters, or any other documents Zeo and/or Heliogen may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, STOCKHOLDERS AND INVESTORS OF HELIOGEN AND ZEO ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) IN THEIR ENTIRETY AND ANY OTHER DOCUMENTS FILED BY HELIOGEN AND/OR ZEO WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. The Registration Statement, the proxy statement/prospectus and other documents filed by Zeo and Heliogen with the SEC, are available free of charge at the SEC’s website at www.sec.gov. In addition, investors and shareholders are able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by Heliogen online at investors.heliogen.com, and are able to obtain free copies of the Registration Statement, proxy statement/prospectus and other documents filed with the SEC by Zeo online at investors.zeoenergy.com.

Participants in the Solicitation

Heliogen, Zeo and certain of their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the (i) interests of Heliogen’s directors and executive officers and their ownership of Heliogen’s stock; and (ii) interests of Zeo’s directors and executive officers is set forth in the proxy statement/prospectus. To the extent that either Zeo’s or Heliogen’s directors and executive officers and their respective affiliates have acquired or disposed of security holdings since the “as of” date indicated in the definitive proxy statement or the Registration Statement, as applicable, such transactions have been or will be reflected on Statements of Change in Ownership on Form 4 or amendments to beneficial ownership reports on Schedule 13D filed with the SEC.

These documents may be obtained free of charge from the SEC’s website at www.sec.gov, from Heliogen’s website at https://investors.heliogen.com/ and from Zeo’s website at https://investors.zeoenergy.com/.

No Offer or Solicitation

This press release is for informational purposes only and is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy or sell any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or in a transaction exempt from the registration requirements of the Securities Act.

Contacts

Phelps Morris
Chief Financial Officer
Phelps.Morris@heliogen.com

Bob Marese
MacKenzie Partners
212-929-5405
bmarese@mackenziepartners.com

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